UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934







                                  go2net, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   783 486 107
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of or less of such class.) (See Rule 13-d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 383 486 107             SCHEDULE 13G               Page 2 of 6 Pages




1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Xanthus Capital, L.P.

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                      (b) |_|
3             SEC USE ONLY


4             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

Number        5          SOLE VOTING POWER
of shares
benefic-                 516,150
ially
owned
by each
reporting
person
with
              6          SHARED VOTING POWER

                         0

              7          SOLE DISPOSITIVE POWER

                         516,150

              8          SHARED DISPOSITIVE POWER

                         516,150

9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  516,150

10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES


11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 11.5%
12            TYPE OF REPORTING PERSON

                PN




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CUSIP No. 383 486 107             SCHEDULE 13G               Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  go2net, Inc.

Item 1(b) Address of Issuer's principal executive offices:

                  999 Third Avenue
                  Suite 4700
                  Seattle, WA  98104

Item 2(a)         Name of person filing:

                  Russell C. Horowitz

Item 2(b) Address of principal business office or, if none, residence:

                  c/o go2net, Inc.
                  999 Third Avenue
                  Suite 4700
                  Seattle, WA  98104

Item 2(c)         Citizenship:

                  U.S.A.

Item 2(d)         Title of class of securities:

                  Common Stock, $.01 par value

Item 2(e)         CUSIP Number:



Item 3 If Statement filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:


                  (a)      |_| Broker or Dealer

                  (b)      |_| Bank

                  (c)      |_| Insurance Company

                  (d)      |_| Investment Company

                  (e)      |_| Investment Advisor

                  (f)      |_| Employee Benefit Plan, Pension Fund or
                               Endowment Fund


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CUSIP No. 383 486 107            SCHEDULE 13G               Page 4 of 6 Pages

                  (g)      |_| Parent Holding Company

                  (h)      |_| Group

Item 4            Ownership:

                  (a)      Amounts beneficially owned:

                           As of December 31, 1997, Xanthus Capital, L.P. owned 516,150 shares of the Issuer's Common Stock.

                  (b)      Percent of class:

                           Xanthus Capital, L.P. is the beneficial owner, for purposes of Schedule 13G, of 516,150 shares of the Issuer's common stock, which would constitute 11.5% of the Issuer's 4,503,092 outstanding shares of common stock as of December 31, 1997.

                  (c)      Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:
                                   516,150

                           (ii)  shared power to vote or to direct the vote:
                                    0

                           (iii)   sole power to dispose or to direct the
                                     disposition of:  516,150

                           (iv)  shared power to dispose or to direct the
                                     disposition of: 0

Item 5            Ownership of 5% or Less of a Class:

                  Not applicable.

Item 6            Ownership of more than 5% on behalf of another person:

                  Not applicable.

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the Parent Holding Company:

                  Not applicable.



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CUSIP No. 383 486 107            SCHEDULE 13G               Page 5 of 6 Pages

Item 8            Identification and classification of members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  Not applicable.


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CUSIP No. 383 486 107           SCHEDULE 13G               Page 6 of 6 Pages
                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             XANTHUS CAPITAL, L.P.

                                             /s/Russell C. Horowitz
Dated:  February 11, 1998                    Russell C. Horowitz
                                             Authorized Signatory

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